FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: Commission File Number :	April, 2007 001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated April 19, 2007, relating to the Lafarge announces the acquisition of the National Bank of Greece’s 26% share in Heracles for € 321.6 million

Page 1 of 3 Total Pages

LAFARGE ANNOUNCES THE ACQUISITION OF THE NATIONAL BANK OF GREECE’S

26% SHARE IN HERACLES FOR € 321.6 MILLION

Lafarge has announced the acquisition of approximately 18.5 million shares in Heracles from National Bank of Greece at a price of € 17.40 per share for a total consideration of € 321.6 million in cash.

As a result of this transaction, Lafarge will increase its ownership in Heracles from 52.7% to 78.7%. This transaction will be immediately EPS accretive.

Lafarge has no current intention to extend a voluntary tender offer to other Heracles shareholders.

NOTES TO EDITORS

•

Heracles is Greece’s largest cement producer, with a production capacity of 9.8 million tons per year. It operates three cement plants, Volos (the largest in Europe), Halkis and Milaki, and seven terminals. Heracles is also active in aggregates and concrete.

•

Lafarge is the world leader in building materials, with top-ranking positions in all of its businesses: Cement, Aggregates & Concrete and Gypsum. With 71,000 employees in over 70 countries, Lafarge posted sales of Euros 17 billion in 2006. Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2007 ‘100 Global Most Sustainable Corporations in the World’. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings. Additional information is available on the web site at www.lafarge.com.

Statements made in this press release that are not historical facts, including statements regarding our expectations on growth in our results, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

COMMUNICATIONS		INVESTOR RELATIONS

Stéphanie Tessier :	+33(1) 44 34 92 32	Yvon Brindamour :	+33 (1) 44 34 11 26
Stephanie.tessier@lafarge.com		Yvon.brindamour@lafarge.com

Lucy Wadge :	+33(1) 44 34 19 47	Daniele Daouphars :	+33 (1) 44 34 11 51
Lucy.wadge@lafarge.com		Daniele.daouphars@lafarge.com

Claire Mathieu :	+33(1) 44 34 18 18	Stéphanie Billet :	+33 (1) 44 34 94 59
Claire.mathieu@lafarge.com		Stephanie.billet@lafarge.com

Page 2 of 3 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 19, 2007	Lafarge
(Registrant)

	By:	/s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and Executive Vice President

Page 3 of 3 Total Pages